Exhibit 23.1
Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 to be filed on or about November 26, 2008) and related Prospectus of Halozyme Therapeutics, Inc. for the registration of up to $50,000,000 in aggregate principal amount of Halozyme Therapeutics, Inc.’s common stock, preferred stock, debt securities and/or warrants and to the incorporation by reference therein of our reports dated March 12, 2008, with respect to the consolidated financial statements of Halozyme Therapeutics, Inc., and the effectiveness of internal control over financial reporting of Halozyme Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
San Diego, California
November 24, 2008